Solarfun Announces Change to the Board of Directors

SHANGHAI, Jan. 15 /PRNewswire-FirstCall/ -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or "the Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic ("PV") cells and modules in China, today announced that Sven Hansen resigned from the board effective December 22, 2009.

Mr. Lu Yonghua, chairman of Solarfun, commented, "Mr. Hansen has been a valued colleague since he joined our board of directors in July 2006, and we have greatly appreciated his contributions to Solarfun's development.  Mr. Hansen has been a true advocate for our company and for the solar industry in general, and we look forward to his continuous support to Solarfun.  We wish him all the best in his future endeavors."

Mr. John Breckenridge, board member of Solarfun and managing director of Good Energies, Solarfun's largest shareholder, added, "Good Energies is extremely grateful for Sven's valuable contributions to Solarfun as our initial board member.  His departure from the board in no way diminishes our strong, ongoing support for Solarfun.  We remain optimistic about the company's prospects and the growing strength of its management team."

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ( Registration No. 333-152005) filed on July 14, 2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.

SOLF-G

http://www.solarfun-power.com.

For further information, please contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080, P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen

Kathy Li
Tel:  480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com

CONTACT: Paul Combs, V.P. Strategic Planning, Solarfun Power Holdings Co., Ltd., 86-21-26022833, Mobile, 86 138 1612 2768, IR@solarfun-power.com; or Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, or Roger Hu, 852 2117 0861, rhu@ChristensenIR.com, both of Christensen, for Solarfun Power Holdings Co., Ltd.